Exhibit 99.4

“Item 5-Market for Registrant’s Common Equity & Related Stockholder Matters”

Our common stock is listed on the New York Stock Exchange (“NYSE”) under the symbol “CRE.” As of December 31, 2003, there were 305 stockholders of record. The following table sets forth the high and low sale prices of our common stock as reported on the NYSE Composite Tape, and the dividends paid per share of common stock for each quarterly period for the past two years.

2003	1Q	2Q	3Q	4Q	Full Year
High	$25.60	28.76	30.00	31.62	31.62

Low	23.25	25.23	27.40	28.31	23.25

Dividend	0.50	0.50	0.50	0.50	2.00

2002	1Q	2Q	3Q	4Q	Full Year
High	$31.76	33.30	30.75	25.88	33.30

Low	29.10	29.74	23.72	21.94	21.94

Dividend	0.50	0.50	0.50	0.50	2.00

In order to qualify as a REIT, we are required to make ordinary dividend distributions to our stockholders. The amount of these distributions must equal at least:

i.	the sum of (A) 90% of our “REIT taxable income” (computed without regard to the dividends paid deduction and our net capital gain) and (B) 90% of the net income (after tax), if any, from foreclosure property, minus

ii.	the sum of certain non-cash income items.

Our strategy is to distribute what we believe is a conservative percentage of our cash flow. This permits us to retain funds for capital improvements and other investments while funding our distributions.

For federal income tax purposes, distributions may consist of ordinary income, capital gains, nontaxable return of capital or a combination of those items. Distributions that exceed our current and accumulated earnings and profits (calculated for tax purposes) constitute a return of capital rather than a dividend, which reduces a stockholder’s basis in the shares of common stock and will not be taxable to the extent that the distribution equals or is less than the stockholder’s basis in the stock. To the extent a distribution exceeds both current and accumulated earnings and profits and the stockholder’s basis in the stock, that distribution will be treated as a gain from the sale or exchange of that stockholder’s shares. Every year, we notify stockholders of the taxability of distributions paid during the preceding year.

The following table sets forth the approximate taxability of common stock distributions paid in 2003, 2002, and 2001:

	2003	2002	2001
Ordinary income	79%	100%	92%
Capital gain	—	—	8%
Non-taxable distribution	21%	—	—

See Item 12 of this Annual Report on Form 10-K, “Security Ownership of Certain Beneficial Owners and Management,” for certain information regarding our equity compensation plans.